Exhibit 99.1

Annual General Meeting of

Fortuna Silver Mines Inc. (the “Company”)

held on June 14, 2018

Report of Voting Results

pursuant to Section 11.3 of National Instrument 51-102

	Matter Voted Upon	Outcome of Vote
1.	Appoint KPMG LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors.	Approved by show of hands
2.	Determine the number of Directors at seven.	Approved by show of hands
			Common Shares Voted (including proxy votes)
			In Favour		Against		Withheld
3.	Elect:
	Jorge Ganoza Durant	Approved	74,947,635	(97.4%)	n/a		1,930,230	(2.5%)
	Simon Ridgway	Approved	63,448,600	(82.5%)	n/a		13,429,266	(17.4%)
	Mario Szotlender	Approved	70,831,225	(92.1%)	n/a		6,046,640	(7.9%)
	David Farrell	Approved	74,816,864	(97.3%)	n/a		2,061,001	(2.7%)
	David Laing	Approved	73,597,731	(95.7%)	n/a		3,280,134	(4.3%)
	Alfredo Sillau	Approved	75,716,342	(98.4%)	n/a		1,161,523	(1.5%)
	Kylie Dickson	Approved	76,476,115	(99.4%)	n/a		401,750	(0.5%)
	as Directors of the Company to hold office until the next annual election of Directors or until their successors are elected or appointed.
4.	Ratify and approve the amended Advance Notice Policy of the Company.	Approved	52,462,572	(68.2%)	24,415,293	(31.8%)	n/a